McKesson Corporation

One Post Street

San Francisco, CA 94104

Tel: 415-983-8300

Via EDGAR and EMAIL (McallisterB@SEC.GOV)

September 16, 2011

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	McKesson Corporation
Form 8-K dated July 28, 2011
File No. 001-13252

Dear Ms. Jenkins:

On behalf of McKesson Corporation (the “Company” or “we” and other similar pronouns), we are responding to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 24, 2011. We have recited each Staff comment in bold type below and have followed the comment with the Company’s response.

1.	We note your earnings release includes “adjusted earnings”, a non-GAAP financial measure. Please provide more specificity on the usefulness of this measure to investors and how management uses this information.

We believe that the information provided under the heading “Adjusted Earnings (Non-GAAP) Financial Information” in Schedule 2 included in the press release attached to our Current Report on Form 8-K, submitted to the Commission on July 28, 2011 (the “Form 8-K”), complies with the requirements of Items 10(e)(i)(C) and (D) of Regulation S-K and generally tracks the level of specificity of disclosures provided by other SEC registrants in response to these disclosure requirements. In response to the Staff’s comment, however, we have reconsidered the Company’s disclosures in this area and intend to revise the information we include regarding the usefulness of “Adjusted Earnings” to our investors, and how our management uses this information.

A preliminary draft of such proposed disclosure is provided below for the Staff’s reference. When required by Regulation S-K or Regulation G, we intend to provide similar disclosures in ensuing periodic and current reports submitted by the Company to the Commission. For ease of reference, we have marked below the disclosure that will be modified in the context of what was provided in the Form 8-K.

Ms. Tia Jenkins

U.S. Securities and Exchange Commission

September 16, 2011

~~Adjusted Earnings is a non-GAAP measure. McKesson~~ The Company believes the presentation of non-GAAP measures such as Adjusted Earnings ~~will provide~~ provides useful supplemental information to investors ~~in understanding~~ with regard to its core operating performance, as well as ~~assisting~~ assists with the comparison of its past financial performance to the Company’s future financial results. ~~McKesson also~~ Moreover, the Company believes that the presentation of Adjusted Earnings ~~will assist~~ assists investors’ ability to compare ~~McKesson’s~~ its financial results to those of other companies in the same industry. ~~Finally, McKesson uses Adjusted Earnings internally as one measure for assessing the performance of the organization and its operating segments. However, any such~~

The Company internally uses non-GAAP financial measures such as Adjusted Earnings in connection with its own financial planning and reporting processes. Specifically, Adjusted Earnings serves as one of the measures management utilizes when allocating resources, deploying capital and assessing business performance and employee incentive compensation. Nonetheless, non-GAAP financial results and related measures disclosed by ~~McKesson~~ the Company should not be considered a substitute for, nor superior to, financial results and measures as determined or calculated in accordance with GAAP. ~~Each and every GAAP to non-GAAP reconciliation of McKesson’s financial results should be carefully evaluated.~~

2.	We note that you provided full income statements reconciling GAAP operating results to adjusted earnings (non-GAAP) in Schedules 2, 3 and 4 in your earnings release. This presentation may give investors the impression that the non-GAAP information represents a comprehensive basis of accounting. Please explain how your presentation complies with Regulation G and Question 102.10 of the C&DI’s on non-GAAP Financial Measures. If after further consideration you determine to revise your reconciliation of non-GAAP adjusted earning, please provide us with your revised presentation to be included in future filings.

We believe that the non-GAAP disclosures provided in the Form 8-K comply with Regulation G, Item 10(e)(1)(i) of Regulation S-K and the Staff’s interpretation contained in Question 102.10 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures (“Question 102.10”). In the preparation of our earnings release and accompanying schedules, we reviewed these rules, the related Staff guidance and the approach taken by a number of other SEC registrants when disclosing non-GAAP financial measures.

We carefully considered the relative prominence of the GAAP and non-GAAP financial measures included in the Form 8-K, and we do not believe that the non-GAAP financial measures are given undue prominence, nor do we feel that the presentation gives our investors the impression that non-GAAP information represents a comprehensive basis of accounting. We feel it important to note that the schedule containing our GAAP statements of operations precedes the non-GAAP disclosures and does not include non-GAAP financial measures, and the schedules that include non-GAAP financial measures include page and column headings that highlight for our investors that non-GAAP financial measures are included on the schedule. We also clearly noted on the first schedule containing non-GAAP financial measures that such measures “should not be considered a substitute for, nor superior to, financial results and measures as determined or calculated in accordance with GAAP.”

Ms. Tia Jenkins

U.S. Securities and Exchange Commission

September 16, 2011

We are aware of the Staff’s view, contained in Question 102.10, about the appropriateness of presenting a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. While we understand that it is possible for a presentation to attach undue prominence to non-GAAP information, we do not believe that our presentation violates the Staff’s view. Instead, we believe our comprehensive method of reconciliation complies with the requirement in Item 10 of Regulation S-K to disclose “a reconciliation (by schedule or other clearly understandable method)” of non-GAAP financial measures to GAAP financial measures. We decided to provide a comprehensive reconciliation to help investors understand the context of the adjustments in relation to our GAAP financial information and the other adjustments and how those adjustments impact the financial statements as a whole. Including each of those line items also permits comparison of adjustments from period to period, as adjustments appear. We do not believe that the comprehensive reconciliation causes investor confusion. In fact, we believe a presentation of adjustments without the context of the other line items would impede our investors’ understanding of the overall effect of the adjustments. We believe that our form of presentation, combined with the other considerations and disclosures noted above, properly addresses the Staff’s concerns expressed in Question 102.10.

In sum, the non-GAAP financial measures included in our Form 8-K provide our investors with useful information, in a format that we believe is helpful to them, while at the same time giving equal or greater prominence to our GAAP financial information and otherwise complying with Regulation G, Item 10(e)(1)(i) of Regulation S-K, and Question 102.10.

*        *        *

In closing, as you requested, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing response sufficiently addresses the Staff’s comments. If you have any questions or require additional information, please do not hesitate to contact either Nigel A. Rees, Vice President and Controller, at (415) 983-9390, or me at (415) 983-8882. Thank you for your assistance.

Sincerely,

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

cc:	Brian McAllister, U.S. Securities and Exchange Commission

Nasreen Mohammed, U.S. Securities and Exchange Commission

Laureen E. Seeger, McKesson Corporation

Nigel A. Rees, McKesson Corporation

John G. Saia, McKesson Corporation